MONTHLY REPORT - APRIL, 2008
                              Global Macro Trust
             The net asset value of each unit as of April 30, 2008
                was $1,201.28, down 1.21% from $1,215.94 per unit
                            as of March 31, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (569,473.353       $  6,967,275    685,477,767     692,445,042
   units) at March 31, 2008
Addition of 17,214.926 units on          45,071     20,887,305      20,932,376
   April 1, 2008
Redemption of 8,268.037 units on             (0)    (9,932,227)     (9,932,227)
   April 30, 2008*
Net Income (Loss) - April 2008          (70,130)    (8,396,938)     (8,467,068)
                                    -----------  --------------  --------------
Net Asset Value at April 30,       $  6,942,216    688,035,907     694,978,123
2008
                                    ===========  ==============  ==============
Net Asset Value per Unit at
April 30, 2008 (578,531.330
units inclusive of 111.088
additional units.)                               $    1,201.28

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $(13,310,339)    52,669,219

      Change in unrealized gain (loss) on open        5,841,327    (16,290,006)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                        (1,334,464)       643,511


   Interest income                                    2,009,702      8,593,108

   Foreign exchange gain (loss) on margin              (125,177)      (563,597)
      deposits
                                                  --------------  -------------
Total: Income                                        (6,918,951)    45,052,235
Expenses:
   Brokerage commissions                              3,969,233     15,566,795

   20.0% New Trading Profit Share                    (2,596,765)     3,965,559

   Custody Fees                                               0         29,484

   Administrative expense                               175,649        685,761
                                                 ---------------  -------------
Total: Expenses                                       1,548,117     20,247,599

Net Income (Loss) - February, 2008                 $ (8,467,068)    24,804,636

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      May 7, 2008


Dear Investor:

Global Macro Trust ("GMT") was down 1.21% for April, 2008. Year-to-date the Trust is up 3.81%.

In April, losses from interest rate and stock index futures trading outweighed a gain from energy trading and a small gain from currency trading. Metals and agricultural commodities were flat.

Notwithstanding continuing weak U.S. economic data including home price declines, increasing inflation data led by energy and food prices coupled with the perception, supported somewhat by the Fed's April 30 statement reducing the fed funds and discount rates by a quarter point, that the Fed's interest rate easing cycle is near the end contributed to a rise in global interest rates in April. The Trust was positioned for continuation of the lower interest rate trend and, therefore, sustained losses on long positions in U.S., Canadian, German, British and Japanese short, medium and long-term interest rate futures.

U.S, European and far eastern stock markets finally rallied in April and losses were sustained on short positions in U.S. and international stock index futures.

The losses sustained from interest rate and stock index trading in April were not major because our methodology called for relatively light positions in most of those markets due to the highly volatile environment.

Dollar currency trading generated a small profit. Short dollar positions against the Mexican peso, Brazilian real, Australian dollar and Singapore dollar were profitable. On the other hand, a short dollar position versus the Chilean peso and a long dollar position against the South African rand were unprofitable. Non-dollar cross rate trading was flat. A long position in the Swiss franc versus the Norwegian krone was unprofitable and long positions in the Polish zloty versus the euro and the Australian dollar versus the Canadian dollar were profitable.

Energy prices resumed their uptrend in April on strong demand, low inventories and supply disruptions, and long positions in Brent and WTI crude oil, heating oil, London gas oil, unleaded gasoline (RBOB), natural gas and Tokyo gasoline and kerosene were profitable.

Metal and agricultural commodity prices, which had a significant pullback in March, stabilized in April. In the metals, a profit from a long position in tin was approximately offset by losses on long positions in gold, silver and aluminum. Grains and soft tropical commodities generated a small profit from long positions in soybeans, soybean oil, corn, cocoa and arabica coffee which outweighed a small loss from long positions in wheat, cotton and sugar. Short positions in livestock were unprofitable as the market expected herd liquidation due to high feed prices to abate and on positive export news.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman